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                              June 5, 2024

       Xiao Jian Wang
       Chief Executive Officer
       GD Culture Group Ltd
       22F - 810 Seventh Avenue
       New York, NY 10019

                                                        Re: GD Culture Group
Ltd
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2024
                                                            File No. 333-279141

       Dear Xiao Jian Wang:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 Filed on May 6, 2024

       Cover Page

   1. We note your disclosure regarding your auditor's inspection by the PCAOB. Please revise to include the location
of your auditor's headquarters.
   2. Provide a description of how cash is transferred through your organization and disclose your intentions to
distribute earnings. State whether any transfers, dividends, or distributions have been
made to date between the holding company, its subsidiaries, and consolidated VIEs, or
to investors, and quantify the amounts where applicable. Provide cross-references to the
condensed consolidating schedule and the consolidated
                                                        financial statements,
if included. Please also amend your disclosure here and in the summary risk factors
and risk factors sections to state that, to the extent cash or assets in the business is in the
PRC/Hong Kong or a PRC/Hong Kong entity, the funds or
                                                        assets may not be
available to fund operations or for other use outside of the PRC/Hong
                                                        Kong due to
interventions in or the imposition of restrictions and limitations on the ability
 Xiao Jian Wang
FirstName
GD CultureLastNameXiao  Jian Wang
             Group Ltd
Comapany
June 5, 2024NameGD Culture Group Ltd
June 5,
Page 2 2024 Page 2
FirstName LastName
         of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
3. We note that your definition of the PRC does not include Hong Kong. Please revise to clearly disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Please also include a discussion of Hong Kong-
         specific regulations, including a discussion of the enforceability of civil liabilities and page how regulatory actions related to data security or anti-monopoly concerns in
         Hong Kong have or may impact the company   s ability to conduct its
business, accept
         foreign investment or list on a U.S./foreign exchange.
Prospectus Summary, page 1

4. Please revise page 18 to include the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also revise the Summary of Risk
         Factors section to include cross-references to the relevant individual detailed risk factors.
5. We note your disclosure regarding transfers between you and your subsidiaries. Please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute any earnings or settle any amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries and the VIEs, and direction of transfer; alternatively, confirm that the current disclosure covers all such transfers. Quantify any dividends or distributions that a subsidiary or VIE has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no dividends or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the VIEs, to the parent company and U.S. investors as
 Xiao Jian Wang
FirstName
GD CultureLastNameXiao  Jian Wang
             Group Ltd
Comapany
June 5, 2024NameGD Culture Group Ltd
June 5,
Page 3 2024 Page 3
FirstName LastName
         well as the ability to settle any amounts owed under the VIE agreements. Provide cross-
         references to the condensed consolidating schedule and the consolidated financial statements, if included.
6. Please revise the diagram on page 2 to clarify who owns the portion of Shanghai Xianzhui that you do not. Also identify the entity in which investors are purchasing their interest
         and the entity(ies) in which the company   s operations are conducted.
Governmental Regulations in PRC, page 12

7. We note your discussion of PRC regulations. Please disclose each permission and approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Here and on page 27, revise to disclose if you relied on the opinion of counsel to reach the conclusions that you do not need CAC or
         CSRC approval; if so, name counsel and file the consent of counsel as an exhibit and, if not, state that is the case and explain why. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain all required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 20

8. Please include a risk factor discussing the risks associated with winding up the VIE structure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
 Xiao Jian Wang
GD Culture Group Ltd
FirstName
June 5, 2024   LastNameXiao Jian Wang
Comapany
Page    4      NameGD Culture Group Ltd
June 5, 2024 Page 4
cc:       Jason Ye
FirstName LastName